SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of January 2003
                             Dated January 22, 2003

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F  |X|           Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes |_|                  No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal the attached release containing its unaudited comparative consolidated results for the year ended December 31, 2002. The Bank has reported consolidated net income of Euro 472.7 million for the financial year 2002.

                      Presentation of Financial Information

            The unaudited consolidated financial information hereafter presented in the attached release is derived from the consolidated financial statements of the Bank and its consolidated subsidiaries for the interim periods ended December 31, 2002 and 2001. The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. See Note 37 to the Bank's audited consolidated financial statements for the fiscal year ended December 31, 2001 contained in the Bank's Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

                           Forward-Looking Statements

            Certain statements contained in the attached release such as "will", "will be", or "are likely to be" and similar expressions are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause the actual financial performance of the Bank and its consolidated subsidiaries for subsequent periods to differ materially from those presently expressed or projected. These include unexpected changes in general economic conditions and specific conditions in the markets addressed by the Group, changes in regulatory environment, unforseen fluctuations in interest rates and demand for loans, competition, changes in accounting policies and regulations, and other unexpected developments.

            Readers of the attached release are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The foregoing list of factors affecting the Bank's financial performance should not be construed as exhaustive, and the Bank disclaims any obligation subsequently to revise any forward-looking statements to reflect events and circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

Annex 2 Banco Comercial Portugues, S.A. Consolidated Balance Sheet and Consolidated Statement of Income for the years ended 31 December 31, 2001 and 2001.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCO COMERCIAL PORTUGUES, S.A.


                                    By:      Antonio Rodrigues
                                        ----------------------------------------
                                             Antonio Rodrigues
                                             Member of the Board of Directors


                                    By:      Luis Gomes
                                        ----------------------------------------
                                             Luis Gomes
                                             General Manager

Date: January 22, 2003

                                                                         Annex 1

      FOR IMMEDIATE RELEASE                              JANUARY 21, 2003

                        BANCO COMERCIAL PORTUGUES ("BCP")

                            EARNINGS RELEASE FOR 2002

|X| Consolidated Net Income of Euro 472.7 million in 2002, before extraordinary charge for general banking risks;

|X| Net interest margin maintained at 2.6%, reflecting an improvement to the structure of customers' funds and loans;

|X|   Banking commissions up by 12.3%, excluding markets;

|X| Mortgage loans up by 19.5%. Strong increase in BCP's market share in new mortgage loans in the fourth quarter of 2002 (estimated at 24.5%);

|X| Credit quality improves, with past due loans accounting for 1.5% of total loans at December 31, 2002, compared to 1.7% at the end of 2001, while coverage by provisions exceeds 142%. New past due loans decrease by 2.0%;

|X| Regulatory capital rises by 17.0%, reflecting the issuance of Euro 700 million in mandatorily convertible securities ("Capital BCP 2005") and of Euro 375 million in perpetual debt, more than compensating for provision charges for unrealised losses, the write-off of BCP's investment in ONI, SGPS, and increased pension fund contributions;

|X| An extraordinary provision for general banking risks amounting to Euro 200 million was charged in order to strengthen the Bank's financial structure;

|X|   Tier One capital of 6.6%.

Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) today reported consolidated net income of Euro 472.7 million in 2002, before an extraordinary provision charge for general banking risks, down 17.3% from 2001. Return on equity stood at 23.8%, with return on assets standing at 0.8%, before the extraordinary provisioning charges.

      --------------------------------------------------------------------------------------------------------
                     PROFITABILITY INDICATORS                                                         Change
            (Millions of euros, except percentages)                       2002           2001        2002/2001
      --------------------------------------------------------------------------------------------------------
      Net income before extraordinary
         provisions for general banking risks                            472.72         571.67         -17.3%

      Cash-flow                                                         1,147.9        1,182.6          -2.9%

      ROE
      (before extraordinary provisions for general banking risks)          23.8%          26.2%            --

      ROA
      (before extraordinary provisions for general banking risks)           0.8%           0.9%            --

      ROA before minority interests
      (before extraordinary provisions for general banking risks)           0.9%           1.1%            --
      --------------------------------------------------------------------------------------------------------

Given the unfavourable economic background to the BCP Group's activities in 2002, and in particular the significant devaluation of the investment portfolios of the Group's banks, insurance companies and pension fund, BCP has implemented a series of measures aimed at reinforcing the Group's capital and at achieving superior levels of capitalisation over the medium term. The following initiatives deserve special mention:

- An agreement with Association Achmea for the change of the joint control of Eureko B.V.. This agreement will allow BCP to regain the full control of Seguros e Pensoes, mitigating the risks related to the Group's investments in insurance activities and allowing for greater flexibility in the strategic management of this asset;

- The Issuance of securities, mandatorily convertible in ordinary shares, named "Capital BCP 2005". This issue's success was remarkable, with demand exceeding supply by more than 10%, resulting in the strengthening of core tier one capital by Euro 700 million. In addition, regulatory capital was also reinforced through the issue of Euro 375 million in perpetual debt;

The proposal for the appropriation of profits, to be presented to the General Meeting of Shareholders, includes the distribution of Euro 232.7 million as dividends, corresponding to a Euro 0.10 dividend per share. A Euro 200 million provision for general banking risks was charged to extraordinary costs in 2002 before the appropriation of profits required for legal reserves and for bonuses to employees. This provision, which is not compulsory according to applicable regulations, will contribute to the significant strengthening of the Bank's capacity to preserve its capital, a relevant step, given the current domestic economic framework and developments in the international geo-political context. After charging this provision, net income for the BCP Group amounted to Euro
272.7 million.

Regarding this provision, Mr. Jorge Jardim Goncalves, Chairman and CEO of BCP, commented: "The decision to charge this provision took into account the prevailing uncertainty in capital markets and current estimates for the domestic economic activity in 2003, leading to a conservative stance and further caution with regards to provisions for general banking risks." Mr. Jorge Jardim Goncalves added: "This decision is intended to reinforce the Bank's financial strength and to generate the conditions for its sustained development."

BCP's consolidated financial statements for 2002 include non-recurring capital gains, booked during the first half of 2002 under the process of rationalisation of real-estate assets and in order to optimise capital allocation. These transactions compensated for the impact that decreasing returns on financial investments had on the pension fund assets. Capital gains totalled approximately the same amount as additional pension fund, market and credit risk provisions (Euro 85 million) with the result that the impact from these non-recurring transactions on consolidated net income was negligible.

The Bank's increased shareholding in NovaBank and the fact that BCP became the majority shareholder of Banco Internacional de Mocambique after having merged it with Banco Comercial de Mocambique, led to both these institutions being fully consolidated as from the end of 2001. As these interests were previously consolidated using the proportional method, we have produced pro forma financial statements for 2001, allowing a comparable basis with the figures now presented.

Net interest income decreased 2.9% to Euro 1,327 million in 2002 from pro forma Euro 1,366 million in 2001. The measures the Bank has implemented in 2002 aimed at the protection of interest spreads (namely a pricing revision of funding products for small and medium sized companies and the reduction of interest paid on demand deposits at the Group's retail networks, as well as the quick adjustment of pricing schedules to changes in money markets) resulted in the maintenance of the net interest margin at 2.6%, the same level as seen in 2001. This effect was more than offset by decreasing average interest earning assets stemming from credit securitisation totalling Euro 467 million in 2002.

Provisions for credit risks amounted to Euro 316 million in 2002, increasing significantly from Euro 211 million in 2001 on a comparable basis. This growth was attributable to a very prudent provisioning policy, adapted to the current phase of the economic cycle, which took into account both applicable legislation and the appraisal of underlying risks, as well as the application of Regulation 7/2000 of the Bank of Portugal, under which full provisioning was required for loans overdue by more than 18 months collaterised by personal guarantees, instead of the three years previously applicable.

Income from securities stood at Euro 140 million in 2002 (Euro 142 million in 2001, on a comparable basis). This decrease was caused by a lower contribution from some equity accounted associates, as well as by lower dividends received. Nonetheless, the increased contribution from Bank Millennium (formerly named Big Bank Gdanski) stood out, in spite of a decrease in income in the fourth quarter of 2002.

Net commissions rose 1.4% to Euro 499 million in 2002 from Euro 492 million in 2001, on a comparable basis. This performance was mainly attributable to increased fees on debit and credit cards and on credit operations, and more than compensated for lower commissions from securities and asset management activities resulting from the continuing instability in capital markets, particularly equities, and the subsequent channelling of customers' savings towards lower risk instruments.

Net trading gains decreased Euro 70.4 million from 2001, reflecting lower foreign exchange and securities trading results. This resulted from the physical introduction of the euro and the poor performance of capital markets.

Other net operating income was influenced by a capital gain of Euro 85 million on the sale of premises to the Bank's pension fund, following the Group's strategy to rationalise real-estate assigned to operations and to optimise capital allocation. Excluding this impact, other net operating income increased 11.4% on a comparable basis to Euro 313 million in 2002 from Euro 281 million in 2001. This performance reflects higher recoveries of overdue loans and interest and growing income from advisory and other services to customers.

   ---------------------------------------------------------------------------------------------------
                                                                                               Change
              OTHER INCOME                                            2001                   2002/2001
          (Millions of euros)                            2002       Pro forma     2001       Pro forma
   ---------------------------------------------------------------------------------------------------
   Net Commissions                                      499.2         492.2       487.3          1.4%
       Of which: domestic activity                      450.2         449.9       449.9          0.1%

   Trading Gains                                         96.8         167.2       156.4        -42.1%
       Of which: domestic activity                       79.4         144.3       144.3        -45.0%

   Other Net Operating Income (1)                       313.4         280.6       281.4         11.7%
       Of which: domestic activity                      289.1         263.6       263.6          9.7%

   Other Income /Total Income (1)
       - Total                                          44.2%         44.8%       44.7%           --
       - Domestic activity                              44.6%         45.4%       45.4%           --
   ---------------------------------------------------------------------------------------------------

      (1)   Excludes non-recurring transactions.

Operating costs (staff costs, other administrative expenses and depreciation) relating to BCP's domestic activities were favourably influenced by continuing rationalisation (which started to be implemented following the acquisitions that took place in 2000), which resulted in a decrease in the BCP Group's headcount and number of branches from the end of 2001. However, the impact of domestic rationalisation was more than offset by increased pension funds charges, from Euro 67 million in 2001 to Euro 100 million in 2002. Excluding this effect, domestic operating costs for 2002 were roughly in line with 2001, totalling Euro 1,149 million (Euro 1,146 million in 2001, on a pro forma basis).

The impact of higher pension fund charges and of the Group's international operations, some of which are undergoing major recruiting efforts, notably in Greece and the US, was particularly clear in the increase in staff costs, up to Euro 784 million in 2002 from Euro 741 million in 2001. Excluding these effects, staff costs decreased by 0.2%, reflecting continued downsizing.

Other administrative expenses, which rose to Euro 529 million in 2002 from Euro 524 million (pro forma) in 2001, were also affected by Group's activity abroad, as domestic other administrative expenses decreased 0.5% from 2001. Domestic depreciation totalled Euro 132 million in 2002 (Euro 126 million in 2001, on pro forma terms), with the higher growth in depreciation related to business outside of Portugal being explained by the expansion of the branch network of some of the Group's subsidiaries, notably Greece's NovaBank.

The increase in other provisions, to Euro 59 million in 2002 from Euro 12 million in 2001, resulted from the need to provide unrealised losses on securities, caused by falling market prices, and from charging non-recurring provisions in the second quarter.

    --------------------------------------------------------------------------------------------

                                                                                        Change
             OPERATING COSTS                                     2001                 2002/2001
            (Millions of euros)                       2002    Pro forma      2001     Pro forma
    --------------------------------------------------------------------------------------------
    Staff Costs                                       784.5      741.0       727.4        5.9%
        Of which: domestic activity                   674.8      643.0       643.0        4.9%

    Other Administrative Expenses                     529.3      524.2       509.0        1.0%
        Of which: domestic activity                   441.3      443.6       443.6       -0.5%

    Depreciation                                      174.0      154.4       147.9       12.7%
        Of which: domestic activity                   131.8      126.1       126.1        4.6%

    Operating Costs                                 1,487.8    1,419.6     1,384.3        4.8%
        Of which: domestic activity                 1,247.9    1,212.7     1,212.7        2.9%

    Operating Costs/ Total Income (1)
        - Total                                       62.6%      57.3%       56.6%         --
        - Domestic activity                           58.1%      53.6%       53.6%         --
    --------------------------------------------------------------------------------------------

      (1)   Excludes non-recurring transactions.

Loans to customers amounted to Euro 45,451 million in 2002, up 5.9% from Euro 42,938 million in 2001. Excluding the impact of the securitisation of Euro 467 million in consumer loans, loans to customers increased by 7.0%. The growth of loans to individuals, in particular mortgage loans, up by 19.5%, strongly contributed to this performance. Loans to companies rose slightly (0.8%). Performance here was influenced by continued efforts to optimise the risks resulting from the acquisitions in 2000, by companies' decisions to postpone investments due to the persistent sluggish economic conditions and by debt reduction initiatives implemented by some heavily-leveraged companies.

Total customers' funds stood at Euro 47,491 million at December 31, 2002, down 3.2% from Euro 49,068 million at the same date of 2001. The performance of total customers' funds was influenced by the success of the "Capital BCP 2005" mandatorily convertible issue, totalling Euro 700 million, which caused a reallocation of savings from other instruments, namely deposits and investment funds. The latter were also affected by the increased risk aversion resulting from continuing unstable financial markets and from worsening economic conditions. This, together with a postponement of the prospects for recovery, contributed to a higher appetite for fixed income products. Nonetheless, capitalisation insurance and securities displayed strong growth (12.5% and 10.1%, respectively), reflecting the Group's effectiveness in bancassurance and successful placement of securities by the Group's commercial networks, supported by the new retail networks organisational model.

        -----------------------------------------------------------------
                 ACTIVITY
                INDICATORS                                        Change
            (Millions of euros)             2002      2001      2002/2001
        -----------------------------------------------------------------
        Total Assets                       61,852     62,961       -1.8%
        Loans to Customers                 45,451     42,938        5.9%
        Total Customers' Funds
            - Deposits                     27,098     29,451       -8.0%
            - Assets under Management       9,230      9,601       -3.9%
            - Capitalisation Insurance      6,451      5,735       12.5%
            - Securities                    4,713      4,282       10.1%
            - Total                        47,491     49,068       -3.2%
        Own Funds (1)                       6,530      6,294        3.7%
        -----------------------------------------------------------------

            (1)   Shareholders' Equity, Preference Shares and Subordinated Debt.

Loan quality improved from the end of 2001, as past due loans accounted for 1.5% of total loans at December 31, 2002, compared to 1.7% a year earlier. Coverage by provisions of total past due loans, at 142.2% at year-end 2002 (146.3% at December 31, 2001), continued to be high, having improved from the end of both the second and the third quarters of 2002.

      -------------------------------------------------------------------
         LOAN QUALITY INDICATORS                        2002        2001
      -------------------------------------------------------------------
      Total overdue loans/Total loans                    1.5%        1.7%
      Provisions/Total overdue loans                   142.2%      146.3%
      -------------------------------------------------------------------

Solvency indicators stood at satisfactory levels at the end of 2002. According to the Bank of Portugal criteria, the solvency ratio was 9.8%, with a ratio of 10.8% in accordance with BIS principles. Tier One stood at 6.6%. Regulatory capital was strengthened at the end of 2002 through the "Capital BCP 2005" mandatorily convertible securities issue, eligible as tier one capital. BCP has also issued Euro 375 million in perpetual debt in 2002, thus strengthening tier two capital.

The issue and sale of the "Capital BCP 2005" securities, mandatorily convertible into BCP ordinary shares totalling Euro 700 million and maturing in December 30, 2005, was successfully concluded in December 2002. The conversion price was set at Euro 2.449 per share, corresponding to the award of 2.0416 BCP shares for each "Capital BCP 2005" security at the date of conversion. This issue, which pays an attractive 9% gross interest per annum, was the first of its kind in Portugal, and a noteworthy success, with total demand significantly exceeding the amount on offer. The performance of the Group's commercial networks and other supporting departments in marketing the offer was paramount, and 40% of the issued amount was placed with non-shareholders of BCP.

This issue strongly contributed to the financial strengthening of the Group, aiming at achieving capitalisation levels that compare more favourably with international practices, and also allowing for the rationalisation and consolidation of the Group's activity and for the realignment of strategic alliances, with a view to focusing on the Group's core businesses.

The change in actuarial and financial differences on BCP's pension fund, as a result of unstable capital markets, that led to significant price depreciation, and the amount related to early retirements taking place in 2002 totalled Euro 350 million. In addition, provisions for potential capital losses totalling Euro 163 million were charged in accordance with Regulation 4/2002 of the Bank of Portugal, including those related to the investment in ONI, following the agreement for the non-launch of a fourth mobile operator in the Portuguese market, had a negative impact of Euro 513 million in consolidated regulatory capital. However, this effect was more than compensated for by the favourable impacts of the "Capital BCP 2005" and perpetual debt issues, resulting in total regulatory capital of Euro 5,374 million at the end of 2002, according to BIS principles (Euro 4,592 million at December 31, 2001).

       -----------------------------------------------------------------
        REGULATORY CAPITAL (BIS)                                Change
          (Millions of euros)              2002       2001     2002/2001
       -----------------------------------------------------------------
       Tier One Capital
           - "Core"                        2,072      1,929       7.4%
           - Preference Shares             1,198      1,224      -2.1%
           - Total                         3,270      3,153       3.7%

       Tier Two Capital
           - Debt                          2,880      2,550      12.9%
           - Deductions                     (776)    (1,111)    -30.1%
           - Total                         2,104      1,439      46.2%

       Total Regulatory Capital            5,374      4,592      17.0%

       Risk Weighted Assets               49,885     48,857       2.1%

       Ratios
           - Tier One                        6.6%       6.5%
           - Tier Two                        4.2%       2.9%
           - Total                          10.8%       9.4%
       -----------------------------------------------------------------

BCP's share price depreciated by 49.9% in 2002, strongly influenced by the worldwide impact on those institutions with significant exposures to the insurance sector. In spite of the instability and uncertainty prevailing in financial markets, the market share of BCP's equity in terms of volumes traded on Euronext Lisbon was strengthened from 11.6% in 2001 to 13.8% in 2002 as a consequence of dynamic trading, with total turnover amounting to Euro 3.0 million in 2002. BCP also increased its weight in the PSI-20 index from 14.6% at year-end 2001 to 17.5% after the index's reweighing at the beginning of this year, reflecting its growing importance in the domestic share market.

The Senior Board has approved a proposal regarding a change to the Bank's articles of association, to be submitted to the General Meeting of Shareholders, relating to the creation on an Audit Committee. This new committee will be headed by the Chairman of the Board of Auditors, and will be comprised of two additional members with relevant experience, to be appointed by the Senior Board amongst its members. Regardless of the tasks already held by the Board of Auditors, the Audit Committee will be responsible for permanently monitoring the activity of the Bank's external auditors, assessing internal procedures related to the receipt and treatment of complaints and concerns regarding accounting matters, including those submitted by employees, and proposing measures and corrections it deems relevant to the Board of Directors, including the engagement of independent counsel and other advisors.

Concluding, Mr. Jardim Goncalves commented: "We have taken important steps in 2002 in order to preserve and strengthen the Group's capitalisation, such as the strategic realignment of our investment in Eureko, which resulted in the reacquisition of Seguros e Pensoes' total share capital, the issue of "Capital BCP 2005" convertible securities and of perpetual debt, amounting to Euro 700 million and to Euro 375 million, respectively, and the sale of several real-estate assets and shareholdings, including Grupo Financiero Bital in Mexico, Spain's Activo Bank and Brisa. Some benefits arising from these measures are likely to be seen in 2003, both in terms of strategic focus and of improved operational profitability in certain areas".

Commenting on the current year, he added: "The success of our activity in 2003 will be heavily influenced by the domestic and international economic developments, as well as by the performance of financial markets. We will continually analyse, as we always have done, the options available to us, in order to raise the means required to pursue the safe and sustained consolidation and development of the Bank, creating the conditions for improving profitability and creating shareholder value."

January 21, 2003

- End of announcement -

                                                                         Annex 2

           Consolidated Balance Sheet as at 31 December, 2002 and 2001

                                                      2002              2001
                                                  -----------       -----------
                                                       (Thousands of Euros)
Assets

Cash and deposits at central banks                  1,286,008         1,821,968
Loans and advances to credit institutions
   Repayable on demand                                860,306         1,380,102
   Other loans and advances                         3,209,082         4,250,907
Loans and advances to customers                    45,450,693        42,938,314
Securities                                          3,560,910         4,773,792
Treasury stock                                            156             8,986
Investments                                         2,562,845         2,675,506
Intangible assets                                     153,151           135,251
Tangible assets                                     1,132,094         1,311,444
Other debtors                                       1,020,071         1,285,956
Prepayments and accrued income                      2,616,257         2,378,482
                                                  -----------       -----------

                                                   61,851,573        62,960,708
                                                  ===========       ===========

Liabilities

Amounts owed to credit institutions
   Repayable on demand                                400,244           403,676
   With agreed maturity date                       12,740,586        12,765,519
Amounts owed to customers
   Repayable on demand                             12,308,285        12,713,301
   With agreed maturity date                       14,779,759        16,727,749
Debt securities                                    11,534,820        10,718,889
Other liabilities                                     528,285           806,609
Accruals and deferred income                        1,877,319         1,482,793
Provision for liabilities and charges                 994,724           924,182
Subordinated debt                                   3,143,860         2,883,598
                                                  -----------       -----------

        Total Liabilities                          58,307,882        59,426,316
                                                  -----------       -----------

Shareholders' Equity

Share capital                                       2,326,715         2,326,715
Mandatorly convertible notes                          528,207                --
Share premium                                         715,117           715,203
Reserves and retained earnings                     (1,381,618)         (854,742)
                                                  -----------       -----------

        Total Shareholders' Equity                  2,188,421         2,187,176
                                                  -----------       -----------

Minority interests                                    157,071           123,491
Minority interests in preference shares             1,198,199         1,223,725
                                                  -----------       -----------

        Total Minority Interests                    1,355,270         1,347,216
                                                  -----------       -----------

                                                   61,851,573        62,960,708
                                                  ===========       ===========

                        Consolidated Statement of Income
               for the the years ended 31 December, 2002 and 2001

                                                          2002            2001
                                                        ---------      ---------
                                                          (Thousands of Euros)

Interest income                                         2,988,451      3,396,524
Interest expense                                        1,661,703      2,044,666
                                                        ---------      ---------

          Net interest income                           1,326,748      1,351,858
Provision for loan losses                                 316,280        208,478
                                                        ---------      ---------

          Net interest income after
             provision for loan losses                  1,010,468      1,143,380
                                                        ---------      ---------

Other operating income

     Income from securities                               139,963        140,007
     Net commissions                                      499,172        487,296
     Net income arising from trading activity              96,837        156,369
     Other income                                         478,766        351,026
                                                        ---------      ---------

                                                        1,214,738      1,134,698
                                                        ---------      ---------

Other operating expenses

     Staff costs                                          784,496        727,358
     Other administrative costs                           529,251        509,034
     Depreciation                                         174,024        147,891
     Other provisions                                      58,738         11,781
     Other expenses                                        79,859         69,620
                                                        ---------      ---------

                                                        1,626,368      1,465,684
                                                        ---------      ---------

          Income before income taxes                      598,838        812,394
Income taxes                                               55,379         84,455
                                                        ---------      ---------

          Net income                                      543,459        727,939

Minority interests                                         70,738         90,265
                                                        ---------      ---------
          Net income                                      472,721        637,674

Extraordinary costs:
     Provision for general banking risks                  200,000             --
     Restructuring costs                                       --         66,002
                                                        ---------      ---------

          Net income for the year                         272,721        571,672
                                                        =========      =========